johnnic
communications

4 Biermann Avenue Rosebank 2196 Johannesburg
P O Box 1746 Saxonwold 2132 Gauteng

Telephone: +27-11-280-3000
Direct: +27-11-280-5009
Fax: +27-11-280-5099
E-Mail: matisonnj@jpl.co.za

26 November 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Dear Sirs

JOHNNIC COMMUNICATIONS LIMITED: RULE 12g3-2(b) File No. 82-5184

I refer to the above and attach hereto the reviewed interim results for the six months ended 30 September 2003 for Johnnic Communications Limited pursuant to the exemption from the Securities Exchange Act of 1934 ("the Act") afforded by Rule 12g3-2(b).

This information is provided under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filled" with the SEC or otherwise, subject to the liabilities of Section 18 of the Act and that neither this letter not the provision of the information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

JOANNE MATISONN
GROUP SECRETARY

Enc.

Date: ______________________ Signature: ______________________

Cc: Jason Paltrowitz, The Bank of New York

dw 3/16

REVIEWED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

JOHNNIC COMMUNICATIONS LIMITED
(Johncom) Incorporated in the Republic of South Africa
Registration Number 1889/000352/06

Share Code: JCM • ISIN Code: ZAE 000024584

American Depositary Receipt (ADR) Program
CUSIP No: 47805P102 • ADR to ordinary Share: 1:1

JOHNCOM HOUSE
4 Biermann Ave • Rosebank • 2196 • Johannesburg
PO Box 1746 • Saxonwold • 2132 • Gauteng
www.johncom.co.za

johnnic communications

The future of media & entertainment

Consolidated Income Statement

	6 months ended 30 Sept 2003 Reviewed Rm	6 months ended 30 Sept 2002 Reviewed Rm	% change	12 months ended 31 March 2003 Audited Rm
Revenue	1 284	1 587	(19)	3 332
Cost of sales	(804)	(1 010)		(2 128)
Gross profit	480	577	(17)	1 204
Operating expenses - net	(426)	(508)		(1 004)
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	54	69	(22)	200
Depreciation	(39)	(49)		(95)
Amortisation of intangibles	(3)	(6)		(10)
Profit from operations before goodwill amortisation	12	14	(14)	95
Goodwill amortisation	(5)	(8)		(15)
Profit from operations	7	6	17	80
Finance costs	(20)	(35)	43	(60)
Finance income	21	13	62	27
Share of profits of associates	68	113	(40)	264
Profit before taxation and exceptional items	76	97	(22)	311
Exceptional items	44	(69)		(67)
Profit before taxation	120	28	329	244
Taxation	(48)	(50)		(139)
Profit (loss) after taxation	72	(22)	427	105
Minority interests	(1)	(5)		(15)
Attributable earnings (loss)	71	(27)	363	90
CONTRIBUTION TO ATTRIBUTABLE EARNINGS:				
Ongoing operations	26	68	(62)	186
Disposed operations	(11)	(22)	50	(29)
Total basic headline earnings	15	46	(67)	157
Goodwill amortisation after minority interests	(4)	(8)	50	(15)
Exceptional items after taxation and minority interests	60	(65)	192	(52)
Attributable earnings (loss)	71	(27)	363	90
Basic earnings (loss) per ordinary share (cents)				
Headline	14	45	(69)	151
Attributable	68	(26)	362	87
Ongoing operations				
Basic earnings (loss) per ordinary share (cents)				
Headline	25	65	(62)	179
Attributable	89	(5)	1 880	114
Disposed operations				
Basic loss per ordinary share (cents)				
Headline	(11)	(20)	45	(28)
Attributable	(21)	(21)	-	(27)
Number of ordinary shares in issue				
weighted average ('000)	104 189	104 189		104 189
at period end ('000)	104 189	104 189		104 189

Summarised Statement of Changes in Equity

	6 months ended 30 Sept 2003 Reviewed Rm	6 months ended 30 Sept 2002 Reviewed Rm	12 months ended 31 March 2003 Audited Rm
Balance at 1 April	1 567	1 601	1 601
AC133 adjustment - subsidiaries	(14)	-	-
AC133 adjustment - associates	(66)	-	-
Restated balance at 1 April	1 487	1 601	1 601
Attributable earnings (loss)	71	(27)	90
Variation of interests in associates	(9)	8	24
Dividend paid	(31)	-	-
Exchange differences arising on translation of foreign entities	3	2	(35)
Movement on revaluation reserve arising on revaluation of listed equities	6	(132)	(110)
Other	-	-	(3)
Ordinary shareholders' interest	1 527	1 452	1 567

Segmental Analysis

BUSINESS GROUPING	6 months ended 30 Sept 2003 Reviewed Rm	6 months ended 30 Sept 2002 Reviewed Rm	% change	12 months ended 31 March 2003 Audited Rm
Revenue				
Ongoing operations				
Media	530	503	5	1 017
Retail	307	279	10	608
Books & Maps	140	146	(4)	293
Home Entertainment	132	135	(2)	268
Music	80	67	19	170
Africa	1	-	-	-
Distribution, manufacturing & support services	78	100	(22)	240
	1 268	1 230	3	2 596
Disposed operations				
Hammicks UK, Music for Pleasure, VCR/Trutone & Universal Partnership	16	357	(96)	736
	1 284	1 587	(19)	3 332
Ebitda				
Ongoing operations				
Media	42	46	(9)	101
Retail	3	3	-	22
Books & Maps	11	10	10	15
Home Entertainment	16	20	(20)	37
Music	(1)	(3)	67	10
Africa	(4)	(1)	(300)	(4)
Distribution, manufacturing & support services	(3)	8	(138)	14
	64	83	(23)	195
Disposed operations				
Hammicks UK, Music for Pleasure, *VCR/Trutone & Universal Partnership*	(10)	(14)	29	5
	54	69	(22)	200

Summarised Consolidated Balance Sheet

As at	30 Sept 2003 Reviewed Rm	30 Sept 2002 Reviewed Rm	31 March 2003 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	245	372	327
Goodwill	16	49	19
Intangible assets	21	37	26
Investments and loans	871	988	913
Deferred taxation	83	103	81
	1 236	1 549	1 366
Current assets	1 201	1 333	1 333
Bank balances, deposits and cash	246	172	291
Listed equities	75	214	160
Other current assets	880	947	882
Total assets	2 437	2 882	2 699
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	1 527	1 452	1 567
Minority interests	9	18	8
Total equity	1 536	1 470	1 575
Non-current liabilities	143	130	143
Long term liabilities	25	20	28
Provision for post-retirement medical costs	113	109	113
Deferred taxation	5	1	2
Current liabilities	758	1 282	981
Non-interest bearing liabilities	676	680	664
Interest bearing liabilities	82	602	317
Total equity and liabilities	2 437	2 882	2 699
Net asset value per ordinary share (rand)			
book value	15	14	15

Summarised Consolidated Cash Flow Statement

	6 months ended 30 Sept 2003 Reviewed Rm	6 months ended 30 Sept 2002 Reviewed Rm	12 months ended 31 March 2003 Audited Rm
Cash (outflows) inflows from operating activities	(25)	(4)	135
Cash inflows (outflows) from investing activities	244	(45)	230
Cash outflows from financing activities	(171)	(17)	(21)
Net increase (decrease) in cash and cash equivalents	48	(66)	344
Cash and cash equivalents at beginning of period	116	(216)	(216)
Foreign entities translation adjustment	6	-	(12)
Cash and cash equivalents at end of period	170	(282)	116

Notes

1. **Basis of accounting**
   These summarised consolidated interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice (GAAP) and Schedule 4 of the South African Companies Act. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133 Financial Instruments: Recognition and Measurement.
2. ***Earnings per ordinary share***
   The calculation of basic headline earnings per ordinary share is based on headline earnings of R15 million (2002: R46 million) and a weighted average of 104 189 314 (2002: 104 189 314) ordinary shares in issue. No fully diluted earnings per ordinary share has been disclosed as the dilution is not material.
3. **Reviewed results**
   These interim results have been reviewed by our auditors, Deloitte & Touche, who noted, "Based on our review nothing has come to our attention that causes us to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting, and the Companies Act in South Africa." A copy of their complete unqualified review report is available for *inspection at the registered office of the company.*

	6 Months ended 30 Sept 2003 Reviewed Rm	6 Months ended 30 Sept 2002 Reviewed Rm	12 Months ended 31 March 2003 Audited Rm
4. Exceptional items			
Surplus realised on sale of listed equities	69	3	92
Share of associated company exceptional items	3	(54)	(54)
Provision for non-trading theatres	(9)	-	-
Net loss on disposal of Hammicks UK	(11)	-	-
Impairment of goodwill, investments, loans and intellectual capital	-	(17)	(89)
Other	(8)	(1)	(16)
	44	(69)	(67)
	%	%	%
5. Tax rate reconciliation			
Standard rate	30	30	30
Deferred taxation not raised on assessed losses	16	60	9
Expenses not deductible for tax purposes		-	6
Exceptional items	(11)	69	6
Difference in rate of taxation of associated companies	3	27	3
Other	2	(7)	3
	40	179	57
	Rm	Rm	Rm
6. Net cash (debt)			
Long term liabilities	(25)	(20)	(28)
Current liabilities	(82)	(602)	(317)
- call borrowings	(76)	(454)	(175)
- short term borrowings	(6)	(148)	(142)
Total interest bearing liabilities	(107)	(622)	(345)
Bank balances, deposits and cash	246	172	291
	139	(450)	(54)
7. Investments and loans - Carrying value			
Loans	5	26	26
Listed investments	533	490	497
Unlisted investments	333	472	390
	871	988	913
8. Investments in associated companies			
Listed investments at market value	701	523	577
Unlisted investments at directors' valuation	669	551	536
9. Listed equities at market value			
Investment in MTN Group Limited	75	214	130
Investment in Naspers Limited		-	30
	75	214	160
10. Cash and cash equivalents			
Bank balances, deposits and cash	246	172	291
Call borrowings	(76)	(454)	(175)
	170	(282)	116
11. Capital expenditure incurred	31	37	71
12. Contingent liabilities and commitments			
Guarantees	35	33	27
Contingent liabilities	1	1	2
Operating leases	883	929	957
- within one year	105	88	108
- more than one year	778	841	849
Commitments for capital expenditure			
- contracted	4	13	-
- approved but not contracted	63	10	60
Total	67	23	60

The capital expenditure will be funded from future cash flows and borrowings.

Commentary

OVERVIEW

In keeping with the corporate vision to build a single, integrated media and entertainment group, the executive and operational management of Johncom was restructured with effect from 1 July 2003. Johncom's three former divisions (entertainment, publishing and digital) have been disbanded and the group's operations have been clustered into six logical business units, namely Media, Retail, Books & Maps, Home Entertainment, Music and Africa, each with its own chief executive officer. All these units are supported by the Distribution, Manufacturing & Support services division.

The new structure is designed to create maximum value for our shareholders. The alignment of the group's legal structure with the operational structure is underway to address inefficiencies of duplication, funding and taxation.

RESULTS

Traditionally, the second half of the year delivers most of the group's revenue and earnings. The group's overall performance for the first six months is mixed, with revenue from ongoing operations up by 3% to R1 268 million (2002: R1 230 million) and Ebitda from ongoing operations dropping by 23% to R64 million (2002: R83 million). The net finance cost of prior years has been reversed with net debt being eliminated and the group's effective tax rate has been reduced to align more closely with the standard tax rate.

Major causes of the decline in Ebitda were the lower advertising revenues earned in the first quarter of the year at Sunday Times, Business Day and Financial Mail, and timing of product releases through the Home Entertainment and Nu Metro Distribution units. In the endeavour to deliver on the group's African strategy, costs have been incurred in pursuing approved ventures.

The net exceptional profit amounting to R44 million arose through the surplus realised on the sale of MTN and Naspers shares and is offset by the closure costs of Hammicks Bookstores Limited and the provision for certain non-trading Nu Metro cinema theatre complexes. Exceptional items in the prior interim period largely consist of our share of the exceptional loss in our associated companies of R54 million.

IMPACT OF AC133

The adoption of accounting statement AC133 has not had a material impact on Johncom's earnings from wholly owned subsidiaries or on the cash flows from these operations.

However, the impact of AC133 on Johncom's share of profits from M-Net and SuperSport has been material. Johncom's share of the current period charge to the income statement by M-Net and SuperSport on the adoption of AC133 is R88 million offset by a tax benefit of R26 million.

OPERATIONAL REVIEW

MEDIA

The benefits of the extensive restructuring of our Eastern Cape division flowed through this year with Daily Dispatch and The Herald showing strong revenue and profit growth. The Weekend Post was re-launched as a Saturday paper with sharply increased copy sales and advertising revenue. While Sunday Times retained its status as the country's leading newspaper, its performance showed no growth. The Sunday World continued to enjoy good copy sale growth.

The new management team has begun an extensive restructuring of the Magazine division to improve its profitability. The benefits of this process should become evident by year-end.

Businesses that were formerly housed in the Digital division are trading profitably at Ebitda level compared to a loss in the same period last year.

As mentioned above, a tough advertising market has impacted on Business Day and Financial Mail.

RETAIL

Exclusive Books traded strongly, with a "same store" revenue growth of 12%. The new airport shops and the latest Harry Potter novel contributed measurably to increased sales volumes. The retail price of books has decreased as a result of the strengthening of the rand against other major international currencies. This, combined with improved macro economic conditions in South Africa, is expected to drive further growth in the second half of the year.

Nu Metro Theatres benefited from good product releases during the first quarter of the year and has retained market share. A very strong product line-up during the remaining six months should ensure improved performance for the full-year. In the meantime, ongoing monitoring of cinema sites to identify under-performing complexes has provided valuable input into the leasing strategy to be adopted.

A strategic review of the Imax Theatres business has been completed and the management team is in the process of finalising the details of a possible exit strategy.

BOOKS & MAPS

The Books and Maps business unit delivered a positive performance despite the negative impact of the strengthening rand on offshore operations. The Australian book division and UK-based cartographic service divisions experienced difficult trading conditions.

The South African operations performed well, yielding turnover growth of 14% and lifting Ebitda by 29% compared to the prior year.

HOME ENTERTAINMENT

Home Entertainment experienced softer trading than expected during the six months under review, attributable to escalating piracy levels, increased pressure from the retail market and a marked shift from VHS to DVD in the rental market.

Trading in the first weeks of the second half of the year has been stronger, reflecting improved conditions in the retail sector with the release of products, such as The Lion King, Matrix Reloaded, and X-Men. An improved performance is therefore anticipated in the second six months of the year.

MUSIC

Contrary to global trends where market dynamics continue to yield lower sales revenues, turnover grew by 19%. Operating profits remained under pressure due to increased investment in local music productions, artist development costs and higher operating expenses. Operating expenses will be reduced in the latter half of the year following the relocation of the business unit from Gallo House to Johncom House.

AFRICA

Johncom Africa, a wholly owned subsidiary, has made good progress in exploring opportunities for the group in new markets and territories within sub-Saharan Africa. Key opportunities have been identified in home entertainment, book publishing, newspaper publishing, cinemas and retail in several countries north of the SADC region. The investment committee has approved capital expenditure on a number of projects, for this purpose.

DISTRIBUTION, MANUFACTURING & SUPPORT SERVICES

Nu Metro Film Distribution benefited from good product released via the Warner Bros and 20th Century Fox licences during the period. However, the first six months of the previous year had a much stronger line up of independent product than the past six months. However, Lord of the Rings – The Return of the King, is scheduled for release in December 2003, heralding good prospects for the year as a whole.

Compact Disc Technologies (CDT) secured an increased load of DVD product from local and international sources. The business has applied for IRMA anti-piracy membership, which will make CDT the only such accredited facility in Africa.

Entertainment Logistic Services produced steady growth and will benefit further in the second half of the year as a result of increased volumes over the Christmas period.

ASSOCIATED COMPANIES

The contribution to Johncom's attributable earnings per ordinary share from associated companies, M-Net, SuperSport and CTP for the six months, is 46 cents.

ELECTRONIC MEDIA NETWORK LIMITED (M-NET) (26,03% interest)

M-Net experienced mixed fortunes for the six months under review. The total subscriber base in South Africa has stabilised at just more than one million, with ongoing migration from the analogue to the digital platform. Advertising revenues remained under pressure, mainly as a result of the declining analogue subscriber base.

The strong rand has had a negative impact on the reported results. M-Net earns substantial revenues in US dollars from channel services provided to countries elsewhere in Africa. The weaker dollar has resulted in reduced rand revenues.

The benefit of the stronger rand was passed onto subscribers as no fee increases were implemented for the analogue base and only a nominal increase for digital subscribers.

The adoption of accounting statement AC133 with effect from 1 April 2003 has led to reduced earnings for the period and may continue to cause volatility in reported earnings in the future.

SUPERSPORT INTERNATIONAL HOLDINGS LIMITED (SUPERSPORT) (26,03% interest)

Subjected to the same pressures as M-Net, SuperSport's advertising revenues have remained firm. Elsewhere on the African continent, the subscriber base to which SuperSport provides channels, continues to grow steadily.

If the rand continues to hold its own against the US dollar over the long-term, this will result in reduced costs as SuperSport has substantial dollar-based input costs.

Continued good sports programming, including exclusive rights to provide live coverage of several international tournaments, will ensure SuperSport's status as the preferred television channel for sports viewing in the region.

CAXTON AND CTP PUBLISHERS AND PRINTERS LIMITED (CTP) (36,2% interest)

CTP achieved excellent results for the reporting period, driven largely by continuing investment in the company's physical and intangible assets. Turnover increased by 17% and attributable earnings by 41%.

DIVIDENDS

After considering the cash inflows from operating activities and the net dividend receipts from associated companies, no dividend is proposed at the interim period

PROSPECTS

The second half of the year traditionally delivers most of the group's revenue and earnings, benefiting in particular from increased trading levels over the Christmas season. Lower interest rates together with declining inflation are already yielding improved consumer confidence levels, as evidenced by stronger trading since the start of the second half of the year.

Accordingly, the group is optimistic that performance will improve in the second six months, yielding growth in revenue and earnings that will compensate for the lower than expected performance produced so far this year. In anticipation of the upsurge, the group's businesses have geared themselves for increased demand in their respective areas – notably advertising in the Media unit, and good product line-up in the Retail, Books & Maps and Home Entertainment units.

The board is confident that the group remains on track to achieve its long-term growth plan and remains optimistic that the full year results, excluding adjustments arising from the adoption of accounting statement AC133 in the current year, will continue the year-on-year positive trend.

Mashudu Ramano
Chairman

Connie Molusi
Chief Executive Officer

Prakash Desai
Group Finance & Operations Director

24 November 2003

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